SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:

CHIQUITA SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chiquita Brands International, Inc.

Chiquita Center

250 East Fifth Street

Cincinnati, Ohio 45202

Chiquita Savings and Investment Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 13

Supplemental Schedules *

Schedule of Assets (Held at End of Year)	14

Schedule of Delinquent Participant Contributions	15

Signature	16

Exhibits

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Chiquita Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chiquita Savings and Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 17, 2011

Chiquita Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Investments, at fair value	$132,949,026	$113,282,413
Contributions receivable:
Due from Participants	46,496	42,223
Due from Company	354,525	2,526,000
Notes receivable from participants	5,240,048	4,264,627

Net assets available for benefits	$138,590,095	$120,115,263

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Investment income:
Dividends	$1,374,066	$1,256,443
Interest	244,936	247,029
Net appreciation in fair value of investments	11,541,311	17,622,681

	13,160,313	19,126,153
Contributions:
Participant	8,260,489	7,674,787
Company	9,293,561	8,625,239
Rollover	162,877	310,304

	17,716,927	16,610,330
Distributions to participants	(12,402,408)	(12,030,050)

Increase in net assets available for benefits prior to transfer from other plan	18,474,832	23,706,433
Transfer of assets from other plan	—	1,607,376

Increase in net assets available for benefits	18,474,832	25,313,809
Net assets available for benefits:
Beginning of the year	120,115,263	94,801,454

End of the year	$138,590,095	$120,115,263

See accompanying notes to financial statements.

Chiquita Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 – Plan Description

The following description of the Chiquita Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic nonunion employees of Chiquita Brands International, Inc. (the “Company” or the “Plan Sponsor”) and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of the Plan, the Internal Revenue Code of 1986 (the “IRC”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event of Plan termination, active participants become 100% vested in their accounts.

In October 2007, the Company purchased Verdelli Farms, Inc. (Verdelli), a regional processor of value-added salads, vegetables and fruit snacks in the northeastern United States. In connection with the acquisition, Verdelli participants in the Verdelli Farms, Inc. 401(k) and Profit Sharing Plan (“Verdelli Plan”) began contributing to the Chiquita Savings and Investment Plan on January 1, 2009. As a result of the transfer of Verdelli plan assets and participant accounts to the Plan on January 1, 2009, total Plan assets increased by $1,607,376.

The Plan was amended and restated effective January 1, 2001 to incorporate all plan amendments since the last restatement. The Plan was also amended on:

•

December 29, 2010, effective January 1, 2009, to allow a participant to elect not to receive a distribution during the 2009 calendar year regardless of the minimum distribution provisions and effective as of January 1, 2007, to allow the survivors of any participant who dies while performing qualified military service to be entitled to any additional benefits provided under the Plan had the participant resumed employment and then terminated employment on account of death;

•

December 30, 2009, effective December 1, 2009, to allow participants to designate a part or all of their contributions as Designated Roth Contributions which are tracked separately from any Before-Tax Contributions;

•

September 14, 2009, effective July 1, 2007, to amend the definition of Aggregate Compensation to comply with changes in the law to include any compensation paid to an employee within 2 1/2 months of the employee’s severance, that would have been paid to the employee had the employee continued employment with the Employer;

•

January 1, 2009, to change the basic matching to 100% of employee contributions up to 6% of compensation to satisfy the Actual Deferral Percentage test and Actual Compensation Percentage (“ACP”) test safe-harbor requirements and also to satisfy the ACP safe-harbor requirement for discretionary matching contributions, and to prospectively change vesting such that basic matching Company contributions vest immediately, while discretionary Company contributions continue to vest over five years;

•	July 2, 2007, to adopt an automatic enrollment feature for eligible employees hired on or after July 2, 2007;

•

December 29, 2006, effective June 1, 2006, to re-define circumstances under which a hardship withdrawal may take place, in order to fully comply with the safe harbor hardship provisions of Section 401(k) of the Internal Revenue Code;

•

December 29, 2006, effective January 1, 2006, to clarify the computation of the separate ratio for any Highly Compensated Employee, as well as to allow for special distributions for designated hurricane victims;

•

December 23, 2005, (a) effective June 28, 2005, to set criteria for the transfer of Fresh Express participants in the PFG Plan, (b) effective June 20, 2005, to expand the definition of compensation and to increase the maximum contribution from an eligible participant from 15 percent to 50 percent of eligible compensation, and (c) effective March 28, 2005, to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001;

•	June 10, 2004, effective June 1, 2004, to allow participants to direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund;

•	December 31, 2003, June 23, 2003 and April 14, 2003 to comply with changes in the law; and

•

March 4, 2003, to permit the holding and the subsequent exercise or sale of warrants to purchase the Company’s common stock. The warrants were issued on March 19, 2002 pursuant to the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. For this purpose, the Company received from the Department of Labor an appropriate exemption to allow the holding of warrants by the Plan.

Participant Accounts

Participants may have up to six accounts under the Plan:

Account	Description of Account
Employee Accounts:
Employee Before-Tax Contributions Employee After-Tax Designated Roth Contributions Rollover Contributions	Reflect all before-tax, after-tax Designated Roth, catch-up and rollover contributions, and the income, losses, withdrawals and distributions attributable to such employee contributions.

Company Accounts:
Matching Contributions Profit Sharing Contributions Non-elective Contributions	Reflect a participant’s share of Company contributions, profit-sharing contributions of certain merged plans, and an amount equal to a participant’s unspent employee credits contributed prior to January 1, 2004 from the Company’s separate welfare benefit plans, and the income, losses, withdrawals and distributions attributable to such contributions.

Participant Contributions

Participants may elect to defer as a Before-Tax Contribution or After-Tax Designated Roth Contribution (effective December 1, 2009) any whole percentage of their compensation from 1% to 50%, subject to the non-discrimination standards of the IRC. A participant’s taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant’s behalf by the Company. A participant’s Before-Tax Contributions and Designated Roth Contributions in any one year are also limited to a fixed dollar maximum ($16,500 for 2010 and 2009, respectively), as specified by the IRC. The first 6% of compensation contributed to the Plan (“Eligible Participant Contributions”) is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant’s catch-up contributions in any one year are limited to a fixed dollar maximum ($5,500 for 2010 and 2009, respectively), as specified by the IRC.

As a result of the July 2, 2007 amendment, eligible employees hired on or after July 2, 2007 are automatically enrolled in a 2% payroll reduction that is contributed to the Plan on the participant’s behalf as a Before-Tax Contribution, unless and until the participant affirmatively elects otherwise. Such contributions will be invested in the Plan’s default fund, which is the target retirement fund closest to the participant’s estimated retirement year, unless and until the participant elects otherwise.

Participants are permitted to direct up to 10% of their new contributions to the Chiquita Common Stock Fund and allocate existing amounts in other investment options, provided that at no time may a participant’s holdings in the Chiquita Common Stock Fund exceed 50% of his or her total holdings in the Plan.

The Plan also accepts rollover contributions (“Rollovers”) from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant’s Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions or Designated Roth Contributions (consistent with the manner they were treated as in the previous plan) for Plan accounting and federal income tax purposes, but are not eligible for matching contributions by the Company.

Company Contributions

The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company’s matching contributions are subject to the non-discrimination standards of the IRC.

Basic Matching Contributions: Based on an amendment effective January 1, 2009, the Basic Matching Contribution (also referred to as the “Safe Harbor Matching Contribution”) is 100% of a participant’s Before-Tax Contributions and/or After-Tax Designated Roth Contributions up to 6% of compensation. Through December 31, 2008, the Basic Matching Contribution was 75% of the participant’s Before-Tax Contributions up to 6% of compensation, or such higher percentage as the Plan Administrative Committee (the “Plan Administrator”) may determine from time to time at its discretion. The Basic Matching Contributions were 100% of the participant’s Before-Tax Contributions and/or After-Tax Designated Roth Contributions up to 6% of compensation in 2010 and 2009, respectively.

Discretionary Matching Contributions: The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. In 2010 and 2009, Discretionary Matching Contributions were 50% of the participant’s Before-Tax Contributions and/or After-Tax Designated Roth Contributions up to 6% of compensation. Discretionary match contributions were $2,951,662 and $2,877,613 for the Plan years ended December 31, 2010 and December 31, 2009, respectively.

All Company matching contributions are made in cash. There were no non-elective or profit sharing contributions made for 2010 or 2009.

Under the IRC, a participant’s annual Before-Tax Contributions, After-Tax Designated Roth Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($49,000 for 2010 and 2009, respectively) or 100% of the participant’s compensation for that calendar year.

Investment Options

The Plan offers a variety of investment options, primarily mutual funds. Subject to the limits on investments in the Chiquita Common Stock Fund described above, participants are permitted to direct their new contributions, and allocate prior contributions, to any of the Plan’s investment options. Participants may change the investment allocation of accumulated account balances daily. A participant’s future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrator may change any of the investment funds offered to participants at its discretion.

Vesting and Forfeitures

Participants are fully vested in their Employee Accounts and their Non-elective Contributions Accounts. Vesting for the Verdelli participants merged accounts follows the vesting schedule adopted by the Verdelli Plan. Contributions and related earnings are vested at a rate of 20% each year, starting after two years of service. Any contributions made by Verdelli participants into the Plan on or after January 1, 2009, including related earnings, are vested using the Plan vesting schedule. Vesting service for the Verdelli participants is based on the date of hire with Verdelli.

Basic Matching and Discretionary Contributions made by the Company for periods prior to January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. Basic Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings are fully vested at the time the contribution is made. Any Discretionary Matching Contributions made by the Company for periods after January 1, 2009 and the related earnings become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of “retirement”, death or “disability”.

The non-vested portions of a terminating participant’s Company Accounts are forfeited upon termination and are used to reduce future Company contributions. Cumulative forfeitures available to offset Company contributions were $260,015 and $301,266 at December 31, 2010 and 2009, respectively, all of which were used to offset Company contributions during the year ended December 31, 2010 and 2009, respectively.

Withdrawals and Distributions

A participant’s account may be withdrawn only in limited circumstances, as permitted by the IRC and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or, if the vested portion exceeds $5,000, leave the account balance in the Plan until age 65. If the participant’s account is greater than $1,000 and less than $5,000, the participant may elect to receive distribution in a single lump-sum in cash and/or direct rollover. If the participant does not specify an election, the payment will be automatically rolled over to an individual retirement plan designated by the Plan Administrator. If the participant’s account is less than $1,000, the participant will receive a lump-sum amount. Distributions consist of cash or shares of Chiquita common stock from the Chiquita Common Stock Fund and cash from all other investment funds, at the participant’s election.

Notes Receivable from Participants

The Plan has a loan feature under which active participants may borrow up to 50% of the present value of their vested and nonforfeitable account balance (up to a maximum of $50,000). The loan must bear interest at a rate reasonable at the time of application. The Plan has established a fixed interest rate which is the prime rate plus 1%. Loans are repaid via payroll deduction over a period of not less than one year or more than five years, except for loans used to purchase a primary residence, which are repaid over a period of up to ten years. The participant may prepay the entire outstanding balance of the loan at any time. Upon participant termination, retirement or death, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 60 days after notification is received by the participant.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements of the Plan investments. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains and losses, as well as the unrealized appreciation (depreciation), on these investments.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Distributions to Participants

Distributions to participants are reported when paid.

Administrative Expenses

While it has no obligation to do so, the Company has provided certain administrative services to the Plan for no compensation and has paid professional fees for the benefit of the Plan. Certain expenses of the Plan are netted against investment income.

New Accounting Standards

Issue Date	Description	Effective Date for The Plan	Effect on The Plan’s Financial Statements
October 2010	Participant loans to be classified as notes receivable	Retrospectively, beginning December 15, 2010.	Loans reclassified to receivables.
January 2010	Expanded disclosures for fair value measurements.	Prospectively, beginning January 1, 2010.	See Notes 3 and 4.
January 2010	Expanded disclosures for Level 3 fair value measurements to include purchases, sales, issuances and settlements.	Prospectively, beginning January 1, 2011.	The Plan has no level 3 investments.
December 2007	Accounting for uncertainty in income taxes	Retrospectively, beginning December 15, 2007.	See Note 7.

Reclassification

Participant loans receivable were reclassified from Investments, at fair value to Notes receivable from participants in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009. The reclassification did not impact the total net assets available for benefits in any of the periods that were previously reported.

Note 3 – Investments

The following investments, at fair value, represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009
Wells Fargo Cash Investment Money Market	$31,247,212	$31,895,457
Wells Fargo S&P 500 Index	11,565,982	9,953,549
American Funds Euro Pacific Growth	9,198,602	8,743,897
Wells Fargo Advantage Growth	10,025,879	7,811,477
Dodge & Cox Stock Fund	8,104,380	7,163,406
Wells Fargo Advantage Small Cap Value	8,630,252	6,789,809

During 2010 and 2009, the Plan’s investment balances (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2010	2009
Mutual funds	$8,858,196	$14,907,036
Common collective trust (Wells Fargo S&P 500 Index)	3,083,026	2,119,606
Chiquita Brands International, Inc. warrants	—	(7,614)
Chiquita Brands International, Inc. common stock	(399,911)	603,653

	$11,541,311	$17,622,681

Note 4 – Fair Value Measurements

Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

Level 1 –	observable prices in active markets for identical assets and liabilities;
Level 2 –	observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and
Level 3 –	unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Mutual funds: Mutual funds held by the Plan are publicly traded in active markets and are valued using the closing price of shares held by the Plan at December 31, 2010 and 2009.

Common collective trust fund: Common collective trust fund values are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities at December 31, 2010 and 2009.

Chiquita Common Stock Fund (Managed Fund): The Chiquita Common Stock Fund holds the Company’s common stock and a small amount of cash equivalents and is valued at the unit value, which is principally determined by the closing price of the Company’s common stock on the New York Stock Exchange at December 31, 2010 and 2009.

There have been no changes in the methodologies used at December 31, 2010 and 2009. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan carried the following assets at fair value:

	Total	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2010:
Money market fund	$31,247,212	$31,247,212	$—	$—
Mutual funds – value	19,652,015	19,652,015	—	—
Mutual funds – balanced	5,412,621	5,412,621	—	—
Mutual funds – fixed income	11,620,932	11,620,932	—	—
Mutual funds – growth	22,957,680	22,957,680	—	—
Mutual funds – foreign	11,552,977	11,552,977	—	—
Mutual funds – target retirement	17,888,794	17,888,794	—	—
Common collective trust - equity	11,565,982	—	11,565,982	—
Chiquita common stock	1,050,813	1,050,813	—	—

	$132,949,026	$121,383,044	$11,565,982	$—

December 31, 2009:
Money market fund	$31,948,160	$31,948,160	$—	$—
Mutual funds – value	16,177,565	16,177,565	—	—
Mutual funds – balanced	4,677,560	4,677,560	—	—
Mutual funds – fixed income	9,904,617	9,904,617	—	—
Mutual funds – growth	17,237,865	17,237,865	—	—
Mutual funds – foreign	9,604,840	9,604,840	—	—
Mutual funds – target retirement	12,425,636	12,425,636	—	—
Common collective trust - equity	9,953,549	—	9,953,549	—
Chiquita common stock	1,352,621	1,352,621	—	—

	$113,282,413	$103,328,864	$9,953,549	$—

The Plan adopted the amended fair value measurements and disclosures guidance as it relates to investments in entities calculating Net Asset Value (“NAV”) or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. Investments valued using NAV as a practical expedient as of December 31, 2010 and 2009 consisted of the Wells Fargo S&P 500 Index (“WFSP”).

The WFSP invests in 500 of the largest U.S. companies, which span many different industries and account for about three-fourths of the U.S. stock market’s value. The key risk for the fund is the volatility that comes with its full exposure to the stock market. The NAV of the WFSP is determined using the market value or fair value, if market data is unavailable, of the underlying investments. The WFSP allows for daily liquidity with no additional days notice required for redemption for participant directed transactions. The fair value of the fund at December 31, 2010 was $11,565,982. Based upon information provided by the trustee, the account is fully liquid and events limiting the account’s ability to transact at NAV are not probable.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6 – Related Party Transactions

The Plan has invested in the Chiquita Common Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2010 and 2009, the Plan’s interest in the Chiquita Common Stock Fund represented 128,177 and 74,979 units of the Company’s common stock fund with fair market values of $1,093,907 and $1,352,621, respectively. During the years ended December 31, 2010 and 2009, the Plan sold 23,437 and 48,840 units, respectively, and purchased 20,625 and 99,606 units, respectively, of the Chiquita Common Stock Fund. The Plan also had invested in the Chiquita Warrant Fund, which primarily invested in the Company’s warrants. The unexercised warrants to purchase shares of Chiquita common stock underlying the Chiquita Warrant Fund expired on March 19, 2009.

Certain Plan investments are shares of registered investment companies managed by Wells Fargo. Wells Fargo is the Trustee and recordkeeper of the Plan. These transactions qualify as party-in-interest transactions. All purchases and sales were market transactions.

While it has no obligation to do so, the Company has provided certain administrative services to the Plan for no compensation and has paid professional fees for the benefit of the Plan.

Note 7 – Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan has been amended as described above in Note 1. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

As of January 1, 2011, The Plan has filed for, but has not received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has received an acknowledgement of request for determination of its tax status from the IRS. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 8 – Financial Statements versus Form 5500 Filing Difference

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
Net assets available for benefits per the financial statements	$138,590,095	$120,115,263
Amounts allocated to withdrawing participants	—	(33,698)
Deemed distributions	(44,345)	(42,238)

Net assets available for benefits per the Form 5500	$138,545,750	$120,039,327

The following is a reconciliation of total benefit payments per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
Total distributions to participants per financial statements	$(12,402,408)	$(12,030,050)
Amounts allocated to withdrawing participants at December 31, 2009	33,698	(33,698)
Amounts allocated to withdrawing participants at December 31, 2008	—	6,300

Total benefit payments per Form 5500	$(12,368,710)	$(12,057,448)

The following is a reconciliation of deemed distributions per the financial statement to the Form 5500 as of December 31, 2010:

Total deemed distributions per financial statements	$—
Deemed distributions associated with defaulted participant loans	(2,107)

Total deemed distributions per Form 5500	$(2,107)

Chiquita Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

EIN No. 04-1923360, Plan No. 003

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value			Cost	Current Value
*	Wells Fargo Cash Investment Money Market	Money Market Fund	31,247,212	shares	**	$31,247,212

*	Wells Fargo S&P 500 Index	Common Collective Trust	260,965	units	**	11,565,982
	Dodge & Cox Stock Fund	Mutual Fund	75,208	shares	**	8,104,380
	American Funds Euro Pacific Growth	Mutual Fund	226,121	shares	**	9,198,602

*	Wells Fargo Advantage Growth	Mutual Fund	292,129	shares	**	10,025,879

*	Wells Fargo Advantage Small Cap Value	Mutual Fund	264,976	shares	**	8,630,252
	Dodge & Cox Balance Fund	Mutual Fund	77,081	shares	**	5,412,621

*	Wells Fargo Advantage Government Securities	Mutual Fund	481,549	shares	**	5,239,257
	American Growth Fund	Mutual Fund	139,906	shares	**	4,223,776
	Hartford Small Company HLS	Mutual Fund	177,772	shares	**	3,139,450
	Dodge & Cox Income Fund	Mutual Fund	342,894	shares	**	4,536,489
	Pimco High Yield	Mutual Fund	198,407	shares	**	1,845,186
	Lazard Emerging Markets Equity Instl	Mutual Fund	108,098	shares	**	2,354,375
	T. Rowe Price Mid Cap Growth	Mutual Fund	95,141	shares	**	5,568,574

*	Chiquita Brands International, Inc. Common Stock	Common Stock	74,951	shares	**	1,050,813
	Vanguard Selected Value	Mutual Fund	155,511	shares	**	2,917,382
	Vanguard Target Retirement 2005	Mutual Fund	14,466	shares	**	169,685
	Vanguard Target Retirement 2010	Mutual Fund	23,178	shares	**	517,101
	Vanguard Target Retirement 2015	Mutual Fund	106,447	shares	**	1,322,078
	Vanguard Target Retirement 2020	Mutual Fund	86,468	shares	**	1,910,946
	Vanguard Target Retirement 2025	Mutual Fund	327,965	shares	**	4,138,914
	Vanguard Target Retirement 2030	Mutual Fund	106,436	shares	**	2,307,526
	Vanguard Target Retirement 2035	Mutual Fund	179,310	shares	**	2,347,163
	Vanguard Target Retirement 2040	Mutual Fund	111,570	shares	**	2,398,756
	Vanguard Target Retirement 2045	Mutual Fund	126,722	shares	**	1,710,744
	Vanguard Target Retirement 2050	Mutual Fund	49,808	shares	**	1,065,883

*	Plan Participants	Participant Loans	Interest rates range from 4.25% to 9.25%; maturities at various dates through 2020			5,195,703

						$138,144,729

*	Denotes party-in-interest.
**	Cost information is not required for participant-directed investments.

Chiquita Savings and Investment Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Years Ended December 31, 2010 and 2009

EIN No. 04-1923360, Plan No. 003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

☐2009	$112,592	*	$2,068	$—	$—
☐2010	$7,079	**	$118,706	$—	$—

*	Late employee contributions in 2009 were attributable primarily to the implementation of a new payroll system and resulted from late crediting the employees’ accounts. The majority of the late employee contributions were deposited in 2009 and the remainder, along with all applicable earnings for late contributions, which in the aggregate were not considered material in amount, were deposited in 2010.
**	Late employee contributions in 2010 were attributable to the last pay period in 2010; however, they were fully corrected in January of the subsequent year.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 17, 2011	By:	/s/ Kevin R. Holland
Kevin R. Holland
Senior Vice President and Chief People Officer
Chairman, Employee Benefits Committee